SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2009

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)

Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☐                Form 40-F   ☒

     Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                No   ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited) and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)

Date: July 6, 2009	By:	Signed: Karen L. Fleming Name: Karen L. Fleming
Title: Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)

Date: July 6, 2009	By:	Signed: Karen L. Fleming
Name: Karen L. Fleming
Title: Corporate Secretary

Release: Immediate
July 06, 2009
RATES ESTABLISHED FOR WESTBOUND COAL THROUGH END OF Q1 2010
CALGARY — Canadian Pacific Railway Limited (TSX/NYSE: CP) today announced the results of rate proceedings between CP and Teck Coal Ltd. (Teck) addressing rate levels for export traffic moving between Teck’s southern BC mines and Vancouver area ports. Contract terms are confidential and expire on April 7, 2010.
As part of the rate process, Teck also secured a rate for routing some of the existing export coal traffic via an interchange with another railway at Kamloops, BC. Traffic moving over the Kamloops interchange will not exceed 3.5 million metric tons between now and March 1, 2010. For CP this represents approximately 15% of historic annual total Teck coal shipping volumes.
For the total book of business with Teck, CP expects to move 17.5 to 19.5 million metric tons based on the latest publicly-available data from Teck. At the top of the volume range and at today’s fuel prices, revenues would be approximately $360M for the period April 8, 2009 to April 7, 2010.
“The new arrangements will trigger changes in our operation,” said Kathryn McQuade, CP Executive Vice President and CFO. “We will adjust our model, cost structure, and associated resources accordingly and continue to pursue all efforts to ensure this is the most cost effective move possible and that we maintain an efficient supply chain.”

Note on forward-looking information
This news release contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.
By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic and business conditions, including the potential adverse impact of the current global recession; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods, timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather conditions, security threats and governmental response to them, and technological changes.
Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
About Canadian Pacific:
Canadian Pacific, through the ingenuity of its employees located across Canada and in the United States, remains committed to being the safest, most fluid railway in North America. Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 900 communities where we operate. Canadian Pacific is proud to be the official rail freight services provider for the Vancouver 2010 Olympic and Paralympic Winter Games.
Contacts:
Media
Mark Seland, General Manager
Communications and Public Affairs
(403) 540-7178
Investment Community
Janet Weiss, Assistant Vice President
Investor Relations
(403) 319-3591
email: investor@cpr.ca